Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 20, 2011

In respect of the description of the treatment of Deutsche Börse shares as components of the DAX and the STOXX indices contained in the Offer Document the following is published:

Deutsche Boerse shares replaced by Deutsche Börse Tendered shares in DAX and STOXX indices

On 15 July 2011 Deutsche Börse announced an adjustment to the DAX index. As a result of the expected merger with NYSE Euronext, the Deutsche Börse AG shares (ISIN DE0005810055) in the DAX will be replaced with the tendered Deutsche Börse shares (ISIN DE000A1KRND6). This change will be effective as of 20 July 2011 and reflects the decision of the Working Committee for Equity Indices published on 6 June 2011.

The Working Committee for Equity Indices had decided to make this component change provided an acceptance threshold of at least 50% is reached by the end of the initial tender period, or at any time throughout the subsequent offering period, upon two trading days notice. As this threshold has been reached, the larger share class will be included in the DAX in accordance with the index rulebook. In addition, the free-float factor of the new share will be adjusted from 95.41% to 77.83% in the DAX to account for a change in the free-float greater than 10 percentage points. This value equates to the number of tradable shares of the tendered shares class based on the current information.

After closing or failure of the transaction the Deutsche Börse tendered share will be replaced by the new share of the merged company or the old Deutsche Börse share respectively, provided the new company fulfils the criteria for inclusion in the DAX index.

Further, on 15 July 2011 STOXX Limited announced adjustments in several STOXX indices. As a result of the expected merger with NYSE Euronext, the Deutsche Boerse shares (ISIN DE0005810055) in the EURO STOXX 50, STOXX Europe 600, STOXX Global Total Market and sub-indices will be replaced with the Deutsche Boerse Tendered shares (ISIN DE000A1KRND6). This change will be effective as of 20 July 2011.

Component changes were announced after the acceptance threshold of at least 75% was reached by the end of the initial tender period. The free-float factor of the new shares will be adjusted from 100% to 82.43% in all STOXX indices. This reflects the acceptance rate and leads to a decrease in weighting.

Amsterdam, 19 July 2011

Alpha Beta Netherlands Holdings N.V.

Important Notice

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.